Filed Pursuant to Rule 433

Registration Statement No. 333-157381

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated August 27, 2009 and Prospectus dated March 3, 2009)

August 27, 2009

US$300,000,000 4.20% Notes due February 27, 2015

Issuer:	Westpac Banking Corporation

Principal Amount:	US$300,000,000

The notes offered hereby constitute a further issuance of, and will be fungible with and will be consolidated and form a single series with, the 4.20% Notes due February 27, 2015 offered on August 24, 2009 in the aggregate principal amount of US$1,500,000,000 and scheduled to be delivered on August 27, 2009

Ranking:	Senior Unsecured

Expected Ratings:	Aa1/AA; Negative/Stable (Moodys/S&P)

Legal Format:	SEC Registered Global Notes

Trade Date:	August 27, 2009

Settlement Date:	September 1, 2009 (T+3)

Maturity Date:	February 27, 2015

Coupon:	4.20%

Price to Public:	100.282%, plus accrued interest from August 27, 2009 to the Settlement Date

Benchmark Treasury:	UST-5yr 2.625% July 31, 2014

Benchmark Treasury Spot and Yield:	100-27/2.442%

Reoffer Spread to Benchmark Treasury:	+170 basis points

Re-offer Yield:	4.142%

Gross Spread:	35 basis points, paid upfront

All-in Price:	99.932% (Does not include accrued interest from August 27, 2009 to the Settlement Date)

Interest Payment Dates:	Payable semi-annually in arrears on February 27 and August 27 of each year, commencing February 27, 2010 and ending on the Maturity Date, subject to Business Day Convention

Day Count Convention:	30/360, unadjusted

Net Proceeds:	US$299,796,000, plus accrued interest from August 27, 2009 to the Settlement Date

Business Days:	New York, London, Sydney

Business Day Convention:

Any payment of principal, premium or interest required to be made on an Interest Payment Date that is not a Business Day will be made on the next succeeding Business Day, and no interest will accrue on that payment for the period from and after the Interest Payment Date to the date of payment on the next succeeding Business Day

Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter

CUSIP:	961214BH5

ISIN:	US961214BH54

Joint Active Bookrunners:	Banc of America Securities LLC

J.P. Morgan Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Banc of America Securities LLC at 1-800-294-1322 or J.P. Morgan Securities Inc at 1-212-834-4533 [collect].